
11008085

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


JUL 0 1 2011
Washington, DC 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from _______ to _______
Commission File Number

MIDAS RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
(For title of the Plan)

MIDAS, INC.
1300 Arlington Heights Road
Itasca, IL 60143

(Name of issuer of the securities held pursuant to the
Plan and address of its principal executive offices)

SIGNATURES


SEC MAIL PROCESSING
RECEIVED
JUL 01 2011
WASH. D.C.
211
SECTION

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Midas Retirement Savings Plan for Hourly Employees

By: ______________________

Name: Ben Parma
Title: Vice President, Human Resources
Midas, Inc.

Date: June 30, 2011

Consent of Independent Registered Public Accounting Firm

The Administrative Committee
Midas Retirement Savings Plan for Hourly Employees:

We consent to the incorporation by reference in the Registration Statement (Nos. 333-44625, 333-58363, 333-74094, 333-89226, 333-105458, 333-101559, 333-128503, 333-42196, and 333-44797) on Form S-8 and the Registration Statement (No. 333-105458) of Midas, Inc. of our report dated June 29, 2011 with respect to the statements of net assets available for benefits of the Midas Retirement Savings Plan for Hourly Employees as of December 31, 2010 and December 31, 2009, the related statements of changes in net assets available for benefits for the year ended December 31, 2010, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the Midas Retirement Savings Plan for Hourly Employees.

KPMG LLP

Chicago, Illinois
June 30, 2011

FINANCIAL STATEMENTS AND AUDITORS' REPORT MIDAS RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES DECEMBER 31, 2010 AND 2009

CONTENTS



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Midas Retirement Savings Plan for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Midas Retirement Savings Plan for Hourly Employees (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note B to the financial statements, the financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, on the basis of accounting described in note B.



Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
June 30, 2011

Midas Retirement Savings Plan for Hourly Employees
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - Modified Cash Basis
December 31, 2010 and 2009

	2010	2009
Assets		
Investments, at fair value (see notes B and C)	$2,664,329	$2,014,826
Participant notes receivable	37,030	15,084
Net assets available for benefits at fair value	2,701,359	2,029,910
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts (see note B)	(60,661)	(911)
NET ASSETS AVAILABLE FOR BENEFITS	$2,640,698	$2,028,999

The accompanying notes are an integral part of these statements.

Midas Retirement Savings Plan for Hourly Employees
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - Modified Cash Basis
Year ended December 31, 2010

Additions	
Contributions	
Participant	$ 193,013
Employer	59,181
Rollovers	286,332
Total contributions	538,526
Investment income	
Net appreciation in fair value of investments	197,313
Interest and dividends	37,956
Net investment income	235,269
Interest income on participant notes receivable	970
Total additions to net assets	774,765
Deductions	
Benefits paid to participants	279,042
Other expenses	1,424
Total deductions from net assets	280,466
NET INCREASE IN NET ASSETS PRIOR TO TRANSFERS	494,299
Net transfers in to plan (see Note E)	117,400
NET INCREASE IN NET ASSETS	611,699
Net assets available for benefits	
Beginning of year	2,028,999
End of year	$2,640,698

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Midas Retirement Savings Plan for Hourly Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering hourly employees of Midas International Corporation (the "Company") who have completed two months of employment. Participants are eligible to receive matching contributions after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Investment Options

Upon enrollment in the Plan, participants are allowed to invest in a variety of investment choices as more fully described in the Plan's literature. Participants may change their investment options at any time.

Contributions

Eligible participants can elect to make contributions to the Plan by means of a salary deferral agreement in any amount between 1% and 20% of pre-tax compensation, not to exceed various limitations as defined by the Plan or the maximum allowed by the Internal Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants age 50 or older may also make catch-up contributions to the Plan. The Company makes a matching contribution of a percentage of eligible compensation that a participant contributes to the Plan depending on the participants' location. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution, Company matching contributions and allocations of the Company's discretionary contribution, if any, and Plan earnings, and charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Vesting

Participants are immediately vested in all portions of their accounts.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period of time up to a maximum of 15 years, in the form of an immediate or deferred annuity. Distributions may also be made in cases of financial hardship.

Participant Notes Receivables

Participants may borrow from their individual accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Participants may only have one loan outstanding at any time. Loan terms range from 1-5 years. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate of interest in effect on Monday of the week the loan is requested. Principal and interest are paid ratably through payroll deductions. Interest rates on loans outstanding in the Plan at December 31, 2010 and December 31, 2009 ranged from 3.25% to 7.50%.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan's policy is to prepare its financial statements on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis, contribution revenues are recorded when received rather than when earned and distributions are recorded when paid.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Basis of Accounting – Continued

adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Adoption of New Accounting Guidance

In September 2010, the Financial Accounting Standards Board ("FASB") issued guidance clarifying the classification and measurement of participant loans by defined contribution plans. That guidance requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. The Plan adopted this new guidance in its December 31, 2010 financial statements and has reclassified participant loans of $15,084 for the year ended December 31, 2009, from investments to notes receivable from participants. Net assets of the Plan were not affected by the adoption of the new guidance.

In January 2010, the FASB issued ASU No. 2010-6, Fair Value Measurement and Disclosures, which required entities to make new disclosures about recurring and nonrecurring fair value measurements including significant transfers in and out of Level 1 and 2 categories and provide information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 measurements. ASU No. 2010-06 also clarifies existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan adopted this new guidance in its December 31, 2010 financial statements. The adoption did not have an impact on the Plan's financial statements or disclosures.

In May 2009, the FASB issued ASC 855 *Subsequent Events*, which establishes principles and standards related to the accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued. ASC 855 requires an entity to recognize, in the financial statements, subsequent events that provide additional information regarding conditions that existed at the balance sheet date.

On October 1, 2009, the FASB issued Accounting Standards Update ("ASU") 2009-12, *Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalents)*. This ASU provides guidance for determining the fair value of certain investments that do not have readily determinable fair values and permits the use of unadjusted net asset values ("NAV") or an equivalent measure as a practical expedient to estimate fair value. The Plan adopted this new

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Adoption of New Accounting Guidance - Continued

guidance in its December 31, 2009 financial statements. The adoption did not have an impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits, but expanded the Plan's disclosures.

Investment Valuation

The Plan's investments are stated at fair value, except for the Diversified Investment Advisors Stable Pooled Fund, which is stated at contract value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

The Plan uses a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1. Quoted prices for similar assets or liabilities in active markets.
2. Quoted prices for identical or similar assets or liabilities in inactive markets.
3. Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

Level 3 inputs are unobservable for the asset or liability (including the entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

Plan management uses the following methods and significant assumptions to estimate fair value of investments:

Mutual funds: Valued at the net asset value ("NAV") of shares held by the plan at year end, which is obtained from an active market.

Common stock: Valued at the NAV of units of the stock fund, which is based on the closing price reported on the active market on which the security is traded, where two units of the fund is equal to one share of stock.

Cash reserve account: Valued at $1 per unit.

Collective trusts: Valued at the NAV provided by the administrator of the funds. The NAV is based on the value of the underlying assets owned by the funds, minus its liabilities, and then divided by the number of shares outstanding. The NAV's unit price is quoted on a private market that is not active.

The following tables present the Plan's investments by level within the fair value hierarchy as of December 31, 2010 and 2009:

2010	Level 1	Level 2	Level 3	Total
Mutual funds				
Bond	$ 281,839	$ -	$ -	$ 281,839
US Equity	879,525	-	-	879,525
International Equity	144,498	-	-	144,498
Growth	311,324	-	-	311,324
Real Estate	34,862	-	-	34,862
Total mutual funds	1,652,048	-	-	1,652,048
Midas common stock fund	-	38,955	-	38,955
Cash reserve account	2,119	-	-	2,119
Collective trust:				
Stable value (a)	-	971,207	-	971,207
Total investments at fair value	$1,654,167	$1,010,162	$ -	$2,664,329

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

2009	Level 1	Level 2	Level 3	Total
Mutual funds				
Bond	$ 243,208	$ -	$ -	$ 243,208
US Equity	687,749	-	-	687,749
International Equity	134,825	-	-	134,825
Growth	287,179	-	-	287,179
Real Estate	26,320	-	-	26,320
Total mutual funds	1,379,281	-	-	1,379,281
Midas common stock fund	-	44,840	-	44,840
Cash reserve account	497	-	-	497
Collective trust:				
Stable value (a)	-	590,208	-	590,208
Total investments at fair value	$1,379,778	$635,048	$ -	$2,014,826

(a) The collective trust does not have a readily determinable fair value and is valued at its net asset value per share as provided by the trust's administrator. The investment strategy of this category is to provide positive income with reduced return volatility through investment in a diversified portfolio of high quality fixed income securities. Redemption from the investment must be requested in writing and the investment manager reserves the right to affect the request of withdrawal by the Plan no more than 12 months from the date of the written notice of such request.

Participant Notes Receivable

Participant Notes Receivable are measured at their unpaid principal balance plus any accrued but, unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Investment Income

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Income - Continued

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded when received.

Administrative Expenses

All major administrative expenses of the Plan are paid by the Company at the Company's discretion. Investment advisory and management fees are paid by the Plan.

Payment of Benefits

Benefit payments are recorded when paid.

NOTE C – INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets at December 31, 2010 and 2009, are as follows:

	2010	2009
Diversified Investment Advisors Stable Pooled Fund *	$910,546	$589,297
American Funds EuroPacific Growth Fund	144,498	134,825
Nations Bank Columbia Life Goal Balanced Growth Fund Z	132,889	111,859
Nations Bank Columbia Life Goal Growth Fund	n/a	146,129
Nations Bank Columbia Large Cap Enhanced Core Fund Z	n/a	147,186
Nations Bank Columbia Mid Cap Index Fund	199,904	150,322
Pimco Funds Total Return Fund	253,978	211,636
Transamerica Partners Institutional Stock Index Fund	254,019	216,590
Thornburg Value Fund R5	161,047	n/a

* Fair market value of the Diversified Investment Advisors Stable Pooled Fund is $971,207 and $590,208 at December 31, 2010 and 2009, respectively. Amounts in the table above for the investment represent contract value, as discussed in Note B.

NOTE C – INVESTMENTS - Continued

During 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$ 178,776
Midas common stock	(1,255)
Collective trusts	19,792
Net appreciation	$ 197,313

NOTE D – RELATED-PARTY TRANSACTIONS

The Plan invests in Diversified Investment Advisor and Transamerica Partners funds and holds a cash reserve account with State Street Bank and Trust Company ("SSBT"). Diversified Investment Advisors is the record keeper as defined by the Plan, Transamerica indirectly owns Diversified, and SSBT is the Plan's trustee, and, therefore, these transactions qualify as party-in-interest transactions. A portion of the Plan's assets is invested in common stock of the Company.

Certain employees of the Company provide administrative services for the Plan and are not reimbursed for their services from the Plan. Certain other administrative expenses are paid by the Company on behalf of the Plan.

NOTE E – TRANSFERS TO AND FROM THE PLAN

Transfers between the Plan and the Midas Retirement Savings Plan for Salaried Employees (the Salary Plan) occur due to participant changes in status from hourly to salaried, or vice versa. Transfers out to the Salary Plan were $29,840 and transfers in from the Salary plan were $147,240 for the year ended December 31, 2010.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the trustee would distribute to each participant the value of their account as determined by terms of the Plan.

NOTE G - TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company, by a letter dated June 29, 2005, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE H – RISKS AND UNCERTAINTIES

The plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain
investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE I – RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$2,640,698	$2,028,999
Adjustment from contract value to fair value for interest in collective trusts relating to fully benefit-responsive investment contracts	60,661	911
Net assets available for benefits per the Form 5500	$2,701,359	$2,029,910

The following is a reconciliation of net increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2010:

	2010
Net increase in net assets per the financial statements	$ 611,699
2009 adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(911)
2010 adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	60,661
Net increase in net assets per the Form 5500	$ 671,449

Investments in collective trusts are required to be reported at fair value on the Form 5500.

NOTE J – SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events from December 31, 2010 through the date these financial statements were available to be issued. There were no material subsequent events that require recognition in the Financial Statements or additional disclosure in the Notes to the Financial Statements.

Midas Retirement Savings Plan for Hourly Employees
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

Identity of party involved/ description of asset	Cost (a)	Current value
Cash Reserve Account		
*State Street Bank & Trust Company Cash Reserve Account		$ 2,119
Common stock		
*Midas International Stock Fund		38,955
Collective trusts		
*Diversified Investment Advisors Stable Pooled Fund		971,207
Mutual funds		
American Funds AMCAP Fund R-4		53,577
American Funds EuroPacific Growth Fund R4		144,498
American Funds American Mutual Fund R4		56,887
Artio Global High Income Fund A		27,861
Nations Bank Columbia Life Goal Balanced Growth Fund Z		132,889
Nations Bank Columbia Life Goal Growth Fund Z		122,219
Nations Bank Columbia Life Goal Income & Growth Fund Z		56,216
Nations Bank Columbia Mid Cap Index Fund Z		199,904
Goldman Sachs Growth Opportunities Fund A		42,782
Lord Abbett Small-Cap Value A Fund		76,306
Nuveen Real Estate Secs I		34,862
Janus Perkins Mid Cap Value Fund T		33,745
Janus Perkins Small Cap Value Fund T		562
Pimco Funds Total Return Fund		253,978
T. Rowe Price New Horizons		696
*Transamerica Partners Institutional Stock Index Fund		254,019
Thornburg Value Fund R5		161,047
*Participant notes receivables, 3.25% to 7.50%		37,030
Total		$2,701,359

*Represents a party-in-interest.

(a) Cost information omitted for investments that are participant directed.